17 March 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2003
WASH. D.C. 165 SECTION



旺-旺



03050232

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the Company"), a company organized under the laws of the Republic of Singapore (Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Presentation Materials for Analysts' Briefing held on 14 March 2003

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

dlw 4/28

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222



Want Want Holdings Ltd

Presented by : Mr Adams Lin - Director , Group Vice President

2003

P&L Performance

Unit: US$'000

	2002	%	2001	%	YoY (%)
Turnover	416,218	100.0%	406,813	100.0%	2%
Gross Profit	186,166	44.7%	198,792	48.9%	(6)%
Operating Profit	81,658	19.6%	101,091	24.8%	(19)%
Net Profit	74,735	18.0%	89,845	22.1%	(17)%
EPS (Cents)	5.87		7.65		

* Based on 1,273,612,192 outstanding shares as at 31 Dec 2002 (2001: 1,174,311,578)

Flat turnover was mainly due to:

1. Transitional implementation adjustments for restructuring programmes.

2. Sales reduction of some core products, eg. rice crackers & gummy sweets.

The drop in Net Profit was mainly attributed to:

1. Introduction of sub-brand rice crackers lowered Group's Gross Profit Margin by 4 percentage points.

2. Establishment of Business Divisions & higher promotion expenses led to higher operating expenses.

Utilization Rates 2002

Rice Crackers	71%
Snack Foods	4%~96%
Beverages – canned-milk	50%
– tetra-milk	43%
– carbonated	5%

* Based on 22 days / Month & 22hours / day

Cost Breakdown by Products Jan-Dec 2002


25%
40%
8%
27%

Rice Crackers


19%
5%
54%
22%

Snack Foods

- Raw Materials
- Packaging
- Direct Labour
- Manufacturing Expense


7%
1%
43%
49%

Beverages

Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
3.2%
21.8%
31.3%
43.7%
4.0%
17.6%
33.8%
44.6%
2002
2001
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions



100%
80%
60%
40%
20%
0%
5.1%
7.8%
87.1%
3.8%
8.3%
87.9%
2002
2001
China
Taiwan
Others

PRC Turnover Breakdown By Products

Rice Crackers

	2002	2001
Sugar coated	45%	53%
Savory	36%	31%
Fried	9%	10%
Others	10%	6%
Total:	100%	100%
Core Brand	70%	93%
Non-Core Brand	30%	7%

Snack Foods

	2002	2001
Gummy Sweet	48%	52%
Ball cake	18%	15%
Jelly & Popsicle	15%	15%
Others	19%	18%
Total:	100%	100%

Beverages

	2002	2001
Milk	98%	90%
Others	2%	10%
Total:	100%	100%

Cash & Debt, 2002 vs 2001

Unit: US$'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (2001)	64,717	1,627	270	6,978	350	73,942
Cash (2002)	79,026	1,758	216	8,774	129	89,903
Debt (2001)	26,092	9,932	NA	41,049	NA	77,073
Debt(2002)	10,243	8,904	NA	20,834	NA	39,981

Net Cash(2002) : 49,922

Financial Ratio

	2002	2001
Net Debt/Equity	net cash	0.8%
Net interest expense(US$'000)	1,442	3,099
Weighted average interest cost	2.4%	4.2%
Current ratio	257%	230%
Inventory turnover ratio	120days	113days
A/R turnover ratio	21.1days	19.3days
Interest coverage ratio	33.6	24.0

Production Capex Plans

Unit:US$ '000	2002 (Actual)	2003 (Est)
•Rice Crackers	11,800	—
•Dairy	3,640	27,000
•Gummy Sweets	1,900	7,500
•Snack Foods	1,620	2,200
•Others	5,640	3,500
•Sub-Total:	24,600	40,200
•Hunan Hospital	7,800	5,000
•Shanghai Property	10,000	3,000
•Sub-Total:	17,800	8,000
TOTAL:	42,400	48,200

Production Lines as at Dec 2002

PRC	-	Rice Crackers	35
	-	Snack Foods	98
	-	Beverages	12
Taiwan	-	Rice Crackers	2
	-	Snack Foods	2
Total:			**149**

No. of Retails Outlets as at Dec

		2002	2001
Dajiawant	– Shanghai	54	73
	– Nanjing	8	10
	– Fuzhou	9	14
Shantel	– Shanghai	34	34
Total:		**105**	**131**

Main Strategies

1. Continue Sub-brand strategy to maintain market leadership for rice crackers
2. Improve quality and introduce new products to sustain core brand Want Want premium positioning & profitability
3. Enhance Business Divisions' efficiency to further penetrate the PRC market
4. Growth through strategic alliances, mergers & acquisition